April 17, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Mr. John Ganley

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation — Preliminary Proxy Statement

Dear Mr. Ganley:

On behalf of Owl Rock Capital Corporation (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 9, 2020 regarding the Company’s preliminary proxy statement (the “Proxy”) as filed with the SEC on April 3, 2020.  Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the preliminary proxy statement referenced in the below response are set forth in the Company’s definitive proxy statement filed with the SEC concurrently herewith.

1.              Comment: The table on page 33 of the Proxy indicates the Company’s total assets and debt as of December 31, 2019 and, based on that information, the maximum amount of debt the Company could incur under both a 200% and 150% asset coverage ratio. Please include one or more additional charts showing the same information but based upon a hypothetical decrease in the Company’s total assets.

Response: The Company has included the additional information as requested by the Staff.

2.              Comment: On page 40 of the Proxy, under the heading “Increased Flexibility and Capacity to Continue to Employ our Strategy of Originating High-Quality, Middle and Upper-Middle Market Loans” the Company notes the amount of debt it could incur based on its December 31, 2019 balance sheet and an asset coverage ratio of 150%.  Please also include the additional amount of debt that Company could incur based upon a hypothetical decrease in the Company’s total assets and an asset coverage ratio of 150%.

Response: The Company has included the additional information as requested by the Staff.

3.              Comment: On page 40 of the Proxy, under the heading  “Ability to Operate with an Increased Cushion to the Regulatory Limit Through a Lower Minimum Asset Coverage Requirement is Prudent From a Risk Management Perspective” the Company notes the increased regulatory cushion it would have based on its December 31, 2019 balance sheet and an asset coverage

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ratio of 150%.  Please also include the increased regulatory cushion that the Company would have based upon a hypothetical decrease in the Company’s total assets and an asset coverage ratio of 150%.

Response: The Company has included the additional information as requested by the Staff.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus